FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

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FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q3 2005 RESULTS

“Strong results as a result of seasonality and Turkcell’s campaign initiatives”

Istanbul, Turkey, November 22, 2005 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended September 30, 2005. All financial results in this press release are unaudited, expressed in US$, and reported in accordance with generally accepted accounting principles in the United States (US GAAP).

Figures in parentheses following the operational and financial results of the third quarter of 2005 refer to the same item in the second quarter of 2005.

Please note that all financial data are consolidated whereas non-financial data are unconsolidated unless otherwise specified.

Highlights of the Quarter

•	Turkcell added 1.1 million (1.3 million) net new subscribers during the third quarter of 2005 and increased its subscriber base by 4.3 % to 26.7 million (25.6 million) as of September 30, 2005

•	Usage increased in the third quarter of 2005 by 8% to 73.4 minutes (67.8 minutes), as a result of seasonally high usage and Turkcell’s volume and segment-based retention campaigns

•	Turkcell generated revenues of US$1,249 million (US$1,046 million) in the third quarter of 2005

•	Turkcell recorded net income of US$327 million (US$214 million) in the third quarter of 2005

•	Turkcell’s EBITDA* increased to US$615 million (US$468 million) in the third quarter of 2005

•	Turkcell’s quarterly churn rate was stable at 2.5% (2.6%) in the third quarter of 2005

Summary of Financial and Operational Data

	Q3 2004	Q2 2005	Q3 2005

Number of total subscribers (million)	22.3	25.6	26.7
Number of post-paid subscribers (million)	5.0	5.2	5.3
Number of pre-paid subscribers (million)	17.3	20.4	21.4

Average revenue per user, blended (US$)	14.7	13.4	15.2
Average revenue per user, postpaid (US$)	33.8	33.8	38.1
Average revenue per user, prepaid (US$)	8.9	8.0	9.4

Churn (%)	2.0	2.6	2.5

Minutes of usage, blended, per month	73.6	67.8	73.4

Revenue (US$ million)	969	1,046	1,249

EBITDA* (US$ million)	481	468	615

Translation Gain / (Loss) (US$ million)	13	(7)	3

Net Income (US$ million)	151	214	327

All figures are quarterly other than subscriber numbers which reflect the number of subscribers at the end of the period.

* EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash used for operating activities.

Comments from the CEO, Muzaffer Akpinar

In the third quarter of 2005, we recorded an impressive operating performance mainly as a result of the positive impact of seasonality combined with our customer focused initiatives, including volume based offers and segment based retention efforts. As announced earlier, in October of this year, by the end of the third quarter of 2005 our subscriber base had reached 26.7 million through the addition of 1.1 million net new subscribers during the quarter. This corresponds to a growth in the subscriber base compared to the third quarter of 2004 of approximately 20%. We are pleased with the level of subscriber growth in our market which continued during the third quarter, though at a slower pace, in line with our expectations. The growth in our net new additions was also in line with expected trends. Our minutes of usage per subscriber increased during the quarter to 73.4 minute levels in line with the seasonally high usage levels as seen in the same quarter in previous years.

In our operating environment the macro-economic conditions in Turkey remained stable during the quarter and the government is expected to meet its year-end targets in terms of inflation and GDP growth rate, providing continuing stability. On the other hand, the consumer confidence index reflecting the direction of the domestic demand that suggested a slowdown over the last couple of quarters did not show any signs of recovery. However, overall, we believe that the continuation of expected stability in the macro-economic environment in 2006, in accordance with government’s targets, is likely to continue to have a positive impact in our operating environment.

On the competition front during the quarter, our competitors’ continued their aggressive price based offers mainly targeting certain communities. We maintained our focus by introducing offers, campaigns and tariff options to better meet the need and expectations of our subscribers with a segment-based approach. We believe that this approach has improved the ‘Better Value for Money’ perception of our subscribers while ensuring the right balance between customer expectations and achieving our revenue goals.

Regarding the Turkish Telecommunications market, we believe we are at an important turning point as there will be new entrants coming into our market through the recently completed privatization of incumbent fixed line operator Turk Telekom which may also lead to a change in Avea’s shareholding structure as well as through the expected sale of Telsim, which is scheduled to have more visibility by 2005 year end.

As a result of these developments, our competitive environment in the Turkish GSM sector is likely to change during year 2006. While these changes are likely to have an impact in our market, the strategy of these operators or the possible new owners is currently unclear to us and this uncertainty prevents us from estimating the level of impact to our business. However, under the current circumstances, we do not expect a major change in the direction of our business during the fourth quarter of 2005.

Looking into 2006, we intend to keep our leading position in the market by maintaining our lead in gross subscriber additions and by striving to ensure continued growth in our revenues. One of our major focus areas will be the retention of our valued subscribers through churn prevention activities. We will continue to focus on customer satisfaction through a variety of offers and we will further capitalize on the value of our brand. As part of our ongoing emphasis on cost management, we will aim to continue to control the level of our expenses while ensuring the necessary efficiency in our operational performance.

On the international front, Astelit our indirectly owned subsidiary in the Ukrainian market operating under the brand “life :)” is growing at a steady pace and its subscriber number reached 1.3 million as of September 30, 2005. Astelit is moving in line with our goal of achieving a fundamentally sound business model in a highly competitive market environment.

With regards to Iran, although our efforts to finalize a workable structure among the consortium members of Irancell continue, the issue still remains unsettled. We have currently not been notified by the Authorities regarding any resolution of the first private GSM operator tender in Iran, which was won by the Irancell Consortium.

On the international front, Turkcell’s goal of becoming a regional player remains. We are very pleased with our involvement in the Fintur operations which are well developing and, as we have mentioned, operations in the Ukrainian market are on the right track. As per our investment strategy, our endeavors to seek new investment opportunities will continue on selective basis although, at this point, we are not able to identify any concrete near term opportunity.

We’re also glad to announce that the Turkcell Group subscriber numbers including those of our subsidiaries’ reached 29.5 million as of third quarter of 2005. Going forward, due to our majority stake in our Ukrainian operations, we believe a growing contribution will be attributable to our Ukrainian operation.

Overview

Operational and Financial Highlights

During the third quarter of 2005, our results improved substantially mainly due to the positive seasonality impact combined with our day-to-day efforts to increase customer satisfaction through segment-based offers. We continued our subscriber growth and maintained our leading position in the market in terms of new subscriber additions.

Our subscriber base reached 26.7 million by the end of the third quarter of 2005, which constitutes a 4.3% increase compared to the second quarter of 2005 and a rise of approximately 20% achieved compared to the third quarter of 2004.

Our financial results improved in the third quarter of 2005. Revenues increased 19% to US$1,249 million (US$1,046 million) as a result of seasonally higher usage, the growth of the subscriber base, and a 2.3% appreciation of the TRY against the US$ on a monthly average basis during the third quarter of 2005.

EBITDA increased 32% to US$615.4 million (US$467.5 million) in the third quarter of 2005 and EBITDA margin (as a percentage of revenues) increased to 49% (45%) mainly because of the increased revenue accompanied by stable cost levels.

Turkcell’s improved operational performance is reflected in its bottom line. Turkcell’s net income improved to US$327.4 million (US$213.7 million) in the third quarter of 2005.

Turkcell’s blended monthly minutes of usage (MoU) increased 8% to 73.4 minutes (67.8 minutes) in the third quarter of 2005. The positive impact of seasonality and our efforts to increase usage through our various offers and campaigns are the main reasons supporting higher MOU.

Blended average revenue per user (“ARPU”) increased 13% to US$15.2 (US$13.4) for the third quarter of 2005, on the back of seasonally higher usage and a 2.3% appreciation of the TRY against the US$ on a monthly average basis during the third quarter of 2005 despite the dilutive impact of prepaid subscribers in the overall subscriber base.

The Competitive Landscape and Our Offerings

On the competition front during the quarter, our competitors’ aggressive price based offers continued in line with their market share related actions, however we believe the current level of pricing in the market has not suffered further. We made an upward price adjustment of 3.2% on average on September 23, 2005, resulting in an aggregate price increase of 5.67% including our previous adjustments during 2005. This price adjustment was subsequently followed by our competitors during the period. Enhanced loyalty programs were introduced by us based on our segmented approach which resulted in an increase in usage and also served as a retention tool. With regards to the youth segment, we have introduced a new campaign targetting youngsters in universities and high schools to improve usage and retention. Young Turkcell Community has now reached 6.4 million members benefitting from our periodic offers. We continue to target the corporate segment such as “win as you go” campaign that provided certain usage incentives.

With regard to our products and services, during the quarter we launched a number of services such as mobile payment, push e-mail solution and a free Turkcell e-mail account. Some of the most popular services among value added services were ring back tone, logo-melody, and chat. Value added services and data revenues constituted approximately 12% (11%) of our total gross revenues in the third quarter of 2005. Our efforts to increase the penetration and usage of our value added services portfolio have contributed to the growth of this revenue item in nominal terms over the quarters, although the share of data revenues in our total revenue base has remained at similar levels. We plan to continue our efforts to increase usage and awareness of our service through free trials and bundled offers.

Our mix of offers to our customers supported by our superior 2.5G enabled network has successfully resulted in the continued loyalty of our subscriber base as well as increased usage levels and, consequently, we have continued to maintain our leading position in the market as well as low churn levels quarter on quarter.

Regulatory Environment and Legal Issues

There were no major changes regarding the status of current outstanding legal disputes in respect of; i) the pricing terms of interconnection agreements with Telsim, and ii) International Voice Traffic dispute with Turk Telekom during the period.

With regards to the international voice traffic dispute, as we have stated before, we believe Turk Telekom’s request has no legal basis since Turkcell had conducted subject operations based on permissions received from Authorities, in order to assure international interconnection. With regards to the interconnection pricing dispute, this lawsuit was started by Telsim before a set process by the Telecommunications Authority was finalized. The Telecommunications Authority continues with the process to establish terms regarding the revised pricing structure. On either case, we have not reflected any provisions into our financials.

Please refer to our second quarter 2005 results press release dated September 7, 2005 for further details.

Revision of the gross revenue definition to be used for the 15% Treasury Share calculation:
Pursuant to the process defined by the law, we have applied to the Telecommunications Authority to review the related item defining the gross revenue in our license agreement and we are in the process of revising the related text. Once we agree with the Telecommunications Authority on the revised text, the agreement will be submitted to Danistay, the Highest Administrative Court in Turkey, for its comments and following this the modified license terms will be applicable, although the exact timetable is not clear yet. Meanwhile, we continue to pay the 15% Treasury Share on all gross revenue items including 18% VAT and interest charges for late collection from subscribers.

On the Regulatory front, recently a law has been enacted encompassing procedures to legalize those handsets brought into the country illegally for a specific period of time and to prevent re-use of lost or stolen handsets. As per this law, those handsets that are acquired after July 13, 2005 and are not registered with and are on the black list of the Telecommunications Authority shall be banned from service starting from December 13, 2005 by the GSM operators. However, the subscriptions on the relevant GSM operators will remain active. If these handsets that are acquired before July 13, 2005, users are allowed to pay a fine of YTL5 per handset to the Telecommunications Authority if they do not have proper receipt of purchase to prevent deactivation of these handsets. Similarly, subscribers with lost or stolen handsets will be able to report the matter to the Telecommunication Authority, to prevent re-usage of their handsets on any network for on-going basis. The number of potential handsets to be impacted by the regulation is considered to be sizeable and may possibly create some disturbance for our subscribers. We understand that due to certain technical delays faced by the Telecommunications Authority, there is an uncertainty on whether the December 13, 2005 deadline will apply. However, as Turkcell, we are following all the developments carefully and intend to take necessary measures in our power to avoid any possible disruption of service for our customers related to this matter.

Furthermore, looking into 2006, on the regulatory front, Telecommunications Authority recently provided an indication that the issuance of 3rd generation (3G) licenses and topics such as Mobile Number Portability (MNP) as well as access of Mobile Virtual Network Operators (MVNO) in our market will be among their agenda items in 2006. Although currently there is no clarity on the exact timing and the method of issuance of 3G licenses in Turkey, it is expected to take place late in 2006 as per Telecommunications Authority’s statements. We are keen on participating in the 3G licensing process and believe that if a reasonable business case for operators is established per issuance of licenses, 3G in Turkey can be utilized effectively towards the implementation of broadband services at faster speeds and can help us further differentiate ourselves from competition. Currently, details of the Number Portability regulation are yet to be published by

Telecommunications Authority clarifying details such as the method of portability and management of related infrastructure. We understand the possible entry of new players though a MVNO structure will be on the agenda of Telecommunications Authority for next year, however, we are yet to understand the details of the business models that may be applied.

Funding

As of August 1, 2005, we redeemed US$400 million of the Cellco Finance N.V.‘s (“Cellco”) outstanding Senior Notes together with the accrued interest, fullfilling all of our obligations in respect thereof as of the maturity date. As of August 1, 2005, we held a notional amount of US$65 million of 12.75% Cellco notes on its balance sheet, which had been purchased in 2004 and we collected an interest income of US$4.1 million related to these bonds. Also, in August, we utilized a Turkish Lira denominated TRY50 million unsecured facility in order to reduce the foreign currency risk of our balance sheet and extend the duration of our debt portfolio. With the redemption of Cellco notes, our outstanding total debt has been significantly reduced to US$531 milion, of which US$245 million is related to the Ukrainian operations.

All in all, we realized record high payments during the first nine months of 2005 relating to debt repayment including principal and interest (US$586 million), scheduled settlement payments including principal and interest (US$622 million), domestic capital expenditures (US$382 million), corporate tax payment (US$100 million), dividend payment (US$182 million) in aggregate totalling approximately to US$1.9 billion and we have succesfully funded these payments without any major additional external financing thanks to our cash generation ability.

Domestic and International Operations

Fintur

Fintur International continued its strong growth in the third quarter of 2005. The GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 862,000 net new subscribers, raising the total number of subscribers to approximately 5.5 million (4.6 million) as of September 30, 2005. Furthermore, in the third quarter of 2005 combined revenues increased to US$236 million (US$202 million). We own 41.45% of Fintur and account for this investment using the equity method, which totaled to US$18.9 million (US$13.3 million) in income in the third quarter of 2005.

Ukraine

In Ukraine, Astelit, Turkcell’s indirectly owned subsidiary through Euroasia, has been operational since February 2005 under the new brand “life :)” using GSM 1800 technology. Astelit also acquired GSM 900 licence in November 2005. Turkcell holds an effective interest of 54.2%. Euroasia has two wholly owned subsidiaries; CJSC Digital Cellular Communications (“DCC”) that operates a TDMA800 network and Astelit that operates a nationwide GSM 1800 network. Since the second quarter of 2004, financials of Euroasia have been consolidated into Turkcell’s financial statements.

Astelit that operates under the brand “life :)” in the Ukrainian market is growing at a steady pace and we believe that Astelit is moving in line with our goal to set a fundamentally sound business model in a highly competitive market environment.

Currently, Astelit that operates under the brand “life :)” is operating in 100 cities with approximately 2,400 base stations indicating a strong development in network expansion since its establishment. Furthermore, “life :)” currently offers 100 services, of which we believe 39 are totally new for the Ukrainian mobile communication market.

The subscriber base in Ukraine reached approximately 1.3 million (0.6 million) including approximately 70,000 of TDMA subscribers by the end of third quarter 2005. During the third quarter of 2005, Euroasia recorded net revenues of US$11.6 million (US$9.5 million), gross loss of US$13.8 million (gross loss of US$7.0 million) including depreciation and amortisation of US$10.0 million (US$7.7 million) and net loss of US$25.3 million (US$6.4 million). Also during this quarter, US$40.2 million (US$86.0 million) capital expenditure was recorded for the Ukrainian operations. Please note that all financial and operational results include TDMA business in Ukraine.

In order to provide additional funds to finance the repayment of existing vendor facilities and local bank loans, working capital requirements and additional capital expenditures of the Ukrainian operation, in November 2005, Astelit, signed a US$360 million long term senior syndicated facility. The 6 year facility is arranged and underwritten by, ING Bank N.V. and Standard Bank London Plc with a term of six years. Furthermore, as a part of the project financing package, arrangements for a long-term junior facility of up to US$150 million have been also initiated. The closing of both of these facilities is expected to be in the fourth quarter of 2005. The proceeds from these facilities will be used to refinance Astelit’s existing vendor loans and local bank loans, additional capital expenditures and working capital requirements. Astelit plans to spend up to US$200 million in 2006 for capital expenditures. Following the finalization of the financing package, the Ukrainian operation is expected to become fully funded for the next couple of years.

Iran

With regards to Iran, although our efforts to finalize a workable structure among the consortium members of Irancell continue, the issue still remains unsettled. We have currently not been notified by the Authorities regarding any resolution on the first private GSM operator tender in Iran which was won by the Irancell Consortium.

Other Investment Opportunities

On the new business front, our goal of becoming a regional player remains. We are very pleased with our involvement in the Fintur operations which are developing and our operations in Ukraine are on the right track. Our endeavors to seek new investment opportunities will selectively continue although at this point we can not identify any concrete near term opportunities.

Meanwhile, in October 2005 our Board of Directors resolved to conduct a tax, legal and financial due diligence review of A-Tel (“A-Tel Pazarlama ve Servis Hizmetleri A.S.”) within the framework of Cukurova Holding A.S.’s proposal regarding our Company’s purchase of 50% shares of A-Tel owned by Yapi ve Kredi Bankasi A.S. in return for consideration amounting to US$150 million as per Cukurova Holding A.S.’s intention to exercise its option under the A-Tel Option Agreement executed between Yapi ve Kredi Bankasi A.S. and Cukurova Holding A.S.

Since 1999, the business cooperation between Turkcell and A-Tel has provided important support to Turkcell’s sales and marketing activities. With the brand name Muhabbet Kart, it has proved success in a competitive environment through well structured campaigns and as a result recorded 5.3 million as of September 30, 2005 subscription to prepaid subscriber base. This figure corresponds to 25% in Turkcell’s total prepaid subscriber base that reached 21.4 million as of September 30, 2005. With the acquisition of 50% stake in A-Tel, we believe we shall be better positioned in the changing competitive environment and achieve increased benefits by optimizing our sales and marketing efforts. As stated in the Board of Director’s decision, the acquisition shall be completed upon the necessary studies to be conducted by independent parties and, in the case of a positive outcome.

Operational and Financial Review

The following discussion focuses principally on the developments and trends in Turkcell’s business in the third quarter of 2005 compared to the second quarter of 2005. For your information, selected financial information for the third quarter of 2004 is included at the end of this press release.

Exchange Rate Information

One US$ equaled TRY1.3406 as of September 30, 2005, which implies a quarterly 0.1% appreciation of TRY against US$ as of the end of the third quarter of 2005. There was, however, a 2.3% appreciation of TRY against US$ on a monthly average basis during the third quarter of 2005. The producer price index and consumer price index increased by 2.98% and 3.93%, respectively in the first nine months of 2005.

Subscribers

We added approximately 1.1 million (1.3 million) net new subscribers in the third quarter of 2005, raising our total number of subscribers to 26.7 million as of September 30, 2005, up from 25.6 million subscribers as of June 30, 2005, implying a 4.3% increase compared to the second quarter of 2005 and a 20% rise compared to the third quarter of 2004. The overall subscriber base consisted of 5.3 million postpaid and 21.4 million prepaid subscribers as of September 30, 2005. New gross subscribers acquired in the third quarter of 2005 consisted of 90% prepaid and 10% postpaid subscribers.

In the first nine months of 2005, we added 3.3 million net new subscribers, which is at similar levels compared to the net new subscriber additions during the first nine months of 2004.

Turkcell Group Subscribers

We have 29.5 million proportionate GSM subscribers, which has been calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries multiplied by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur’s GSM subscribers of 1.3 million subscribers. However, it includes the total amount of GSM subscribers in Ukraine (even though we only have a 54% direct and indirect stake in the Ukranian subsidiary) and in Cyprus (we have 100% stake in Cyprus) amounting to 1.3 million and 0.17 million respectively, because subsidiaries in Ukraine and Cyprus are consolidated with Turkcell’s financial statements.

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Our churn rate was nearly stable at 2.5% (2.6%) in the third quarter of 2005.

MoU

Usage in the third quarter has historically been highest compared to the rest of the year as a result of the impact of seasonality in line with tourism activities and as people become more mobile during these months. These seasonal trends were supported with campaigns introduced to increase usage. Consequently, our blended MoU increased by 8% to 73.4 minutes (67.8 minutes) in the third quarter of 2005.

Revenues

We recorded US$1,249.1 million (US$1,046.0 million) in revenues in the third quarter of 2005, which implies a 19% increase compared to the second quarter of 2005 mainly due to the increase in our subscriber base and seasonally higher usage levels supported by the 2.3% appreciation of TRY against US$ on a monthly average basis during the third quarter of 2005. Of the total amount US$25.9 million (US$24.3 million) was composed of commission revenues generated by our consolidated subsidiary Inteltek.

ARPU

In the third quarter of 2005, our blended average revenue per user (“ARPU”) increased to US$15.2 (US$13.4) on the back of seasonally higher usage and the 2.3% appreciation of TRY against US$ on a monthly average basis during the third quarter of 2005 despite the dilutive impact of prepaid subscribers in the overall subscriber base. ARPU for prepaid and postpaid subscribers was US$9.4 (US$8.0) and US$38.1 (US$33.8) respectively during the same quarter. Prepaid ARPU has increased by 17.5% as postpaid ARPU has increased only 12.7% in the third quarter of 2005. A 4.6% average price adjustment introduced in May 2005 on prepaid scratch cards and the campaigns were the main reasons contributing to the relatively higher increase in prepaid ARPU during the third quarter of 2005.

EBITDA

EBITDA in the third quarter of 2005 increased to US$615.4 million (US$467.5 million) mainly due to 19% increased revenue and relatively stable operational expenses, and sales and marketing expenses as a percentage of revenue. Consequently EBITDA margin improved to 49% (45%).

Our EBITDA contains translation gain / (loss), interest income, equity in net earnings, gain on sale of investments, income / (loss) from related parties, minority interest and other income / (expense) amounting to US$55.5 million (US$46.3 million) as income in the third quarter of 2005.

Translation loss

As TRY appreciated by 2.3% on a monthly average basis in the third quarter of 2005, a translation gain of US$2.5 million (US$6.8 million loss) has been recorded.

Profit & Loss and Balance Sheet Statements

Net income

Our net income increased to US$327.4 million (US$213.7 million) in the third quarter of 2005, mainly due to improved operational performance.

Direct cost of revenues

The direct cost of revenues, including depreciation and amortization was US$649.6 million (US$577.4 million), which represents a 13% quarterly increase in nominal terms mainly driven by revenue based costs such as interconnection cost and treasury share. However, the proportion of the direct cost of revenues in total revenues decreased to 52% (55%) as the non-revenue based operational expenses remained almost stable.

Depreciation and amortization

Depreciation and amortization remained stable at US$115.7 million (US$115.1 million) in the third quarter of 2005.

Selling and marketing expenses

Our selling and marketing expenses decreased to US$118.4 million (US$126.6 million) in the third quarter of 2005 mainly due to relatively low advertising activities compared to the second quarter of 2005 in line with seasonally lower media expenses in the market. Consequently, the proportion of selling and marketing expenses in revenues decreased to 9% (12%) during the quarter.

Subscriber acquisition costs (“SAC”)

Subscriber acquisition costs per subscriber (“SAC”) increased to US$26.5 (US$23.7) in the third quarter of 2005 mainly due to activation campaigns with dealer promotions.

General and administrative expenses

Our general and administrative expenses in nominal terms increased slightly to US$36.9 million (US$35.9 million) in the third quarter of 2005. Accordingly, the proportion of general and administrative expenses in revenues remained stable at 3% (3%).

Equity in net income of unconsolidated investees

Fintur continued its strong performance throughout the third quarter of 2005, and we recorded US$18.9 million (US$13.3 million) equity in net income of unconsolidated investees.

Net interest income/(expense)

Net interest expense increased in the third quarter of 2005 to US$3.3 million (US$1.9 million) mainly due to decreased interest income on deposits as a result of decreased cash balance. Those effects were almost fully offset by the decrease of interest expenses related to Turk Telekom settlements as a result of the decrease in outstanding balances and the decrease on interest burden of Cellco bonds after the redemption in August. We recorded interest income of US$27.5 million (US$38.0 million) and interest expense of US$30.8 million (US$39.9 million) in the third quarter of 2005.

Income tax benefit (expense)

Turkcell recorded US$141.5 million of income tax expense (of which US$49.4 million and US$92.1 million were related to current tax charges and deferred tax charges, respectively) in the third quarter of 2005 compared to US$98.8 million income tax expense in the previous quarter.

In the third quarter of 2005, tax expenses were incurred mainly as a result of the decrease in deferred tax assets because of the payments related to settlement, which are tax deductible for the corporate tax purposes, and provision for corporate tax on taxable income of 2005.

Total assets

In the third quarter of 2005, our total assets decreased slightly to US$4,129.4 million (US$4,213.8 million).

Capital Expenditures

In the third quarter of 2005, we recorded US$121.7 million (US$234.0 million) in capital expenditures, US$40.2 million (US$86.0 million) of which was related to the Ukrainian operations.

Debt

Turkcell’s consolidated indebtedness including indebtedness from the Ukraine operation amounted to US$535.9 million (US$831.5 million) in the third quarter of 2005. Of the total amount, US$245.3 million (US$197.0 million) was related to the Ukrainian operations.

Reconciliation of Non-GAAP Financial Measures

Turkcell complies with the SEC’s guidance regarding the use of non-GAAP financial measures. EBITDA is a non-GAAP financial measure. We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors. We are continuing to monitor developments in the interpretation of these rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

US$ million	Q3 2004		Q2 2005		Q3 2005

EBITDA	481.1		467.5		615.4
Minority interest	1.8		(1.5)		5.6
Equity in net income of unconsolidated investees	15.4		13.3		18.9
Interest expense	39.0		(39.9)		(30.8)
Net increase (decrease) in assets and liabilities	(183.	1)	(147.	7)	(228.	7)
Net cash provided by operating activities	319.0		268.1		331.4

Forward Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Any forward-looking statements in this release are not historical facts but, rather, represent Turkcell’s future expectations. Turkcell believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties, and there can be no assurance that Turkcell’s actual results will not differ materially from those expressed or implied by any forward-looking statements in this release. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement in this release, including Turkcell’s market position, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of Turkcell and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Turkcell undertakes no obligation to update any of them in light of new information or future events.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 26.7 million post-paid and prepaid customers as of September 30, 2005. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 5,000 inhabitants. Turkcell provides roaming with 477 operators in 184 countries as of November 22, 2005. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Quarter Ended September 30, 2004	Quarter Ended June 30, 2005	Quarter Ended September 30, 2005	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2005
Consolidated Statement of Operations Data
Revenues
Communication fees	944,3	997,4	1.195,4	2.246,8	3.043,0
Monthly fixed fees	14,2	13,6	13,8	38,4	40,8
SIM card sales	6,7	8,0	7,0	21,5	23,8
Call center revenues	1,9	2,1	3,3	5,8	7,4
Commission and other revenues	2,2	24,9	29,6	8,7	78,1
Total revenues	969,3	1.046,0	1.249,1	2.321,2	3.193,1
Direct cost of revenues	(549,3)	(577,4)	(649,6)	(1.523,6)	(1.750,5)

Gross profit	420,0	468,6	599,5	797,6	1.442,6
General & administrative expenses	(26,5)	(35,9)	(36,9)	(94,0)	(107,9)
Selling & marketing expenses	(89,0)	(126,6)	(118,4)	(242,0)	(348,6)

Income from operations	304,5	306,1	444,2	461,6	986,1
Income / (expense) from related parties, net	0,5	0,7	(0,2)	1,4	0,8
Interest expense	38,9	(39,9)	(30,8)	(38,0)	(130,1)
Interest income	39,1	38,0	27,5	114,5	101,7
Other income, net	1,7	2,6	1,2	2,5	5,4
Equity in net income of unconsolidated investees	15,4	13,3	18,9	31,8	45,3
Minority interest in income/(loss) of consolidated subsidiaries	1,8	(1,5)	5,6	4,5	6,0
Translation gain/(loss)	12,7	(6,8)	2,5	21,4	(8,4)

Income before taxes	414,6	312,5	468,9	599,7	1.006,8
Income tax expense	(264,0)	(98,8)	(141,5)	(226,5)	(337,3)

Net income	150,6	213,7	327,4	373,2	669,5

Net income per share	0,081223	0,115231	0,176495	0,201222	0,360952

Other Financial Data

Gross margin	43,3%	44,8%	48,0%	34,4%	45,2%
EBITDA(*)	481,1	467,5	615,4	954,7	1.476,9
Capital expenditures	153,5	234,0	121,9	352,1	573,1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	954,1	680,7	641,9	954,1	641,9
Total assets	4.434,7	4.213,8	4.129,4	4.434,7	4.129,4
Long term debt	275,5	84,0	108,2	275,5	108,2
Total debt	790,9	831,5	535,9	790,9	535,9
Total liabilities	2.589,8	2.069,5	1.655,3	2.589,8	1.655,3
Total shareholders’ equity / Net Assets	1.844,9	2.144,3	2.474,1	1.844,9	2.474,1

Consolidated Cash Flow Information
Net cash provided by operating activities	319,8	268,1	331,4	637,9	894,8
Net cash used in investing activities	(153,5)	(243,0)	(75,7)	(352,1)	(540,1)
Net cash provided by/(used in) financing activities	(34,8)	(216,4)	(294,5)	85,7	(476,6)

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 24, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer